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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                                  (Amendment No.8)

                           Amarillo Mesquite Grill, Inc.
                                  (Name of Issuer)

                            Common Stock, $.01 par value
                           (Title of Class of Securities)

                                     023014 10 3
                                   (CUSIP Number)

                                 December 31, 1998
               Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ___ Rule 13d-1(b)
     ___ Rule 13d-1(c)
      X  Rule 13d-1(d)



                                  Page 1 of 5 Pages

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                                     SCHEDULE 13G

CUSIP No. 023014 10 3                                         Page 2 of 5 Pages

1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Chris F. Hotze

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  /   /
                                                                     (b)  / X /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OR ORGANIZATION

          United States


                                5) SOLE VOTING POWER
                                   405,317(includes vested options to
                                   purchase 25,000 shares)

          NUMBER OF SHARES      6) SHARED VOTING POWER
          BENEFICIALLY OWNED         0
          BY EACH REPORTING     7) SOLE DISPOSITIVE POWER
          PERSON WITH              405,317

                                8) SHARED DISPOSITIVE POWER
                                     0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          405,317 (includes vested options to purchase 25,000 shares)

10)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES    /   /

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

12)  TYPE OF REPORTING PERSON

          IN

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                                                                   Schedule 13G
                                                                    Page 3 of 5

ITEM 1.

     (a)  NAME OF ISSUER:
          Amarillo Mesquite Grill, Inc.


     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          302 N. Rock Road, Suite 200
          Wichita, KS  67206

ITEM 2.

     (a)  NAME OF PERSON FILING:
             Chris F. Hotze

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          302 N. Rock Road, Suite 200
          Wichita, KS  67206

     (c)  CITIZENSHIP:
          United States of America

     (d)  TITLE OF CLASS OF SECURITIES:
          Common Stock, $0.01 Par Value

     (e)  CUSIP NUMBER:
          023014 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-1(b), CHECK WHETHER THE PERSON FILING IS A

     (a)  [  ] Broker or Dealer registered under Section 15 of the Act
     (b)  [  ] Bank as defined in section 3(a)(6) of the Act
     (c)  [  ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [ ] An Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
     (f)  [  ] An Employee Benefit Plan, or Endowment Fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F)
     (g)  [  ] A Parent Holding Company or control person, in accordance with
               Section 240.13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

                                       3

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                                                                   Schedule 13G
                                                                    Page 4 of 5

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

     (j)  [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4.   OWNERSHIP:

     (a)  AMOUNT BENEFICIALLY OWNED:
          405,317 shares (includes vested options to purchase 25,000 shares)

     (b)  PERCENT OF CLASS:
          5.3%

     (c)  NUMBER OF SHARES TO WHICH SUCH PERSON HAS:

          (i) sole power to vote or to direct the vote: 405,317

          (ii) shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 405,317

          (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
          Not Applicable


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:   Not
          Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:  Not
          Applicable

                                       4

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                                                                   Schedule 13G
                                                                    Page 5 of 5

ITEM 9.   NOTICE TO DISSOLUTION OF GROUP:    Not Applicable


ITEM 10.  CERTIFICATION: Not Applicable


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   January 6, 1999
--------------------------------------
Date

   /s/ Chris F. Hotze
--------------------------------------
Signature

  Chris F. Hotze
--------------------------------------
Name











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